Mail Stop 4561

Mr. Martin E. Stein
Chief Executive Officer
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 000-24763**

Dear Mr. Stein:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Liquidity and Capital Resources, page 37

1. We note from your disclosure that you are estimating that the partner capital requirements for maturing debt in your joint ventures will be in the range of 20-30%, and you state that you believe your partners have sufficient capital to meet these requirements, although you can provide no assurance. Please clarify in your response to us, and disclose in future filings, what would happen if your partners could not meet their requirements, and the impact it could have on your liquidity and credit. Please clarify whether you liability for the debts of the joint ventures is joint, several or joint and several.

Consolidated Balance Sheets, page 62

2. Please tell us how you have determined that the limited common Partnership Units and the Series D Preferred Units should be presented within Partners' Capital on your Consolidated Balance Sheets. Additionally, tell us how you have valued these units. Refer to EITF D-98. In future filings, please revise your accounting policy footnote related to these units to discuss the accounting for the units rather than, or in addition to, Regency Centers Corporations' accounting for the units.

Note 5. Investments in Real Estate Partnerships

3. Please tell us whether or not you considered inclusion of the financial statements of Columbia Regency Retail Partners under Rule 3-09 of Regulation S-X. If you determine that financial statements of Columbia Regency Retail Partners are not required under Rule 3-09, please tell us whether the $19.7 million payment due from Columbia as of December 31, 2008 has been collected during the first quarter of 2009, or how you have evaluated this amount for collectability.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief